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                                                                    Exhibit 4.20

                                                    [LOGO OF STANDARD CHARTERED]

Date:     27th May 2002
Our ref:  C&I/LC/TEAM1/BIH

CONFIDENTIAL

Pentalpha Hong Kong Ltd.
10/F., Kin Teck Industrial Building,
26 Wong Chuk Hang Road,
Wong Chuk Hang,
Aberdeen, Hong Kong.

Attn. : Mr. John Sham / Mr. Samuel Leung

Dear Sirs,

                  BANKING FACILITIES: PENTALPHA HONG KONG LTD.

We are pleased to confirm that the Bank is willing to make available to your company (the "Company") the following working capital facilities up to the amounts indicated.

1.   TRADE FINANCE GROUP 1 - HKD70,000,000.-

2.   TRADE FINANCE GROUP 2 - HKD53,000,000.-

3.   TRADE FINANCE GROUP 3 - HKD43,000,000.-

The above Trade Finance Groups 1, 2 and 3 are complementary and the combined outstandings are not to exceed HKD70,000,000.- Similarly the combined outstandings of Trade Finance Groups 2 and 3 are not to exceed HKD53,000,000.- For product availability, please see the attachment to this letter.

Prior evidence of insurance is required for all "free on board" and "cost and freight" shipments under import letters of credit.

Combined usance and loan period of any one transaction under import facilities is not to exceed 120 days.

Usance period of export facilities is not to exceed 90 days.

Standard Chartered Bank
Corporate & Institutional Banking
Credit Operations

11th Floor Standard Chartered Tower
388 Kwun Tong Road Kwun Tong Hong Kong

Incorporated in England with limited liability by Royal Charter 1853
The Principal Office of the Company is situated in England at 1 Aldermanbury Square London EC2V 7SB Reference Number ZC 18

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Pentalpha Hong Kong Ltd.                                                  Page 2

Individual drawee limit is not to exceed HKD10,000,000.- each.

Acceptance of import loans not under letters of credit is permitted up to HKD43,000,000.- against the production of commercial invoices from non-group suppliers but remittance of loan proceeds to suppliers must be handled by the Bank.

Packing credits are allowed with 70% advance on the export letters of credit for up to 90 days or until expiry of the related letters of credit, whichever is earlier.

The Company undertakes not to accept any amendments to the master letters of credit without the prior written consent of the Bank.

4.   CURRENT ACCOUNT OVERDRAFT - HKD10,000,000.-

The Corporate Visa Cards mentioned below will be treated as a sub-limit of the Overdraft Facility, so that the combined outstandings are not to exceed HKD10,000,000.-

5.   CORPORATE VISA CARDS - HKD500,000.-

Interest will be charged at the Bank's prevailing Visa Card rate.

6.   TREASURY FACILITIES

The Bank will be pleased to quote rates for foreign exchange spot transactions and forward transactions (including forward transactions on a non-deliverable basis) up to 180 days. Quotes for same day or next day settlement can normally be provided subject to the currency involved and the time of day. Such quotes will always be at the sole discretion of the Bank.

In addition to the above working capital facilities, the following financing facilities are available.

7.   FIXED LOAN FACILITY (I) - HKD1,254,201.51

Outstanding loan for financing up to 80% of the total purchase amount of plastic injection moulding machinery, die casting machinery and related miscellaneous machinery. Interest will be payable monthly in arrears at Prime plus 1% per annum or HIBOR plus 1% per annum if the loan outstanding is totally secured by charge over cash or cash equivalents. The loan will be repayable by 10 monthly instalments of HKD114,018.- each commencing 30th May 2002 and a final instalment of HKD114,021.51, subject always to the Bank's right to receive repayment on demand. Prepayment will be allowed, provided that the Company gives us at least two full business days' prior notice and the amount prepaid is at least 5% of the initial loan. Any amounts prepaid will reduce the repayment instalments in inverse order of maturity and may not be redrawn.

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Pentalpha Hong Kong Ltd.                                                  Page 3

8.   FIXED LOAN FACILITY (II) - HKD3,196,848.-

Outstanding loan for financing up to 80% of the total purchase amount of plastic injection moulding machinery, die casting machinery and related miscellaneous machinery. Interest will be payable monthly in arrears at Prime plus 1% per annum or HIBOR plus 1% per annum if the loan outstanding is totally secured by charge over cash or cash equivalents. The loan will be repayable by 22 monthly instalments of HKD138,992.- each, commencing 17th June 2002 and a final instalment of HKD139,024.-, subject always to the Bank's right to receive repayment on demand. Prepayment will be allowed, provided that the Company gives us at least two full business days' prior notice and the amount prepaid is at least 5% of the initial loan. Any amounts prepaid will reduce the repayment instalments in inverse order of maturity and may not be redrawn.

INTEREST, COMMISSIONS AND FEES

Unless otherwise specified, interest on all sums advanced will be payable monthly in arrears at 1% per annum over Prime or HIBOR, whichever is higher. A default rate of 8% per annum over Prime or HIBOR, whichever is higher, will apply to amounts not paid when due or in excess of agreed facility amounts. "Prime" means the rate which we announce or apply from time to time as our prime rate for lending Hong Kong Dollars and "HIBOR" means the rate which we determine to be the Hong Kong Interbank Offered Rate for the relevant period. Commissions will be charged at our standard rates unless otherwise stipulated. Export bills will be discounted and import bills will be financed at our standard bills finance rates plus 0.25% per annum. All past due bills shall bear interest at 4% per annum above the rates charged on your regular bills outstandings.

Letters of Credit Opening Commission
------------------------------------
First USD50,000.-            1/4%
Balance                     1/16%

You shall pay to the Bank an arrangement fee of HKD15,000.-, payable on the date on which the Bank's offer of the above facilities are accepted by you as signified by your counter-signing of this letter. The arrangement fee is non-refundable in any event. A handling fee in an amount to be mutually agreed will be payable on each anniversary of the date of this letter if the facilities are continuing. The fees will be debited to your current account.

Whether or not the documentation for the above facilities is executed or the facilities are made available to you as contemplated following your acceptance of this letter, you shall forthwith on demand reimburse the Bank all out of pocket expenses (including but not limited to legal fees and disbursements) incurred by the Bank in connection with the facilities including, without limitation, the negotiation, preparation, execution and/or enforcement of this letter and the documentation referred to below.

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Pentalpha Hong Kong Ltd.                                                  Page 4

AVAILABILITY AND REPAYMENT

The above facilities are subject to periodic review by the Bank at its discretion, and it is expressly agreed that they will at all times be available at the sole discretion of the Bank. Notwithstanding any other provisions contained in this letter or in any other document, the Bank will at all times have the right to require immediate payment and/or cash collateralisation of all or part of any sums actually or contingently owing to it, and the right to immediately terminate or suspend, in whole or in part, the facilities and all further utilisation of the facilities.

ASSIGNMENT

The Company may not assign or transfer all or any of its rights, benefits or obligations under this letter (and any documentation or transactions to which this letter relates) without the Bank's prior written consent.

The Bank may at any time assign or transfer to any one or more banks or other financial institutions all or any of its rights, benefits or obligations under this letter (and any documentation or transactions to which this letter relates) or change its lending office.

DOCUMENTATION

Before the above facilities may be used, the enclosed copy of this letter must be signed by the Company and returned to us together with a certified copy of appropriate authorising board resolutions.

The following documentation are held/will also be required:

..    General Customer Agreement executed by the Company.

..    All monies charge over deposits &/or all monies charge over securities to cover any cash equivalent securities held by the Company and/or Global-Tech Appliances Inc. with the Bank for the account of the Company in an amount of not less than the outstanding amount of the fixed loan facilities should the Company elect to take the HIBOR plus 1% per annum pricing option.

     Advance Ratio
     a) 100% for cash deposits in HKD or USD (including the Bank's Certificate of Deposit).
          90% for cash deposit in other major foreign currencies.
     b) 80% for fixed income securities bearing credit rating of no less than investment grade sold through the Bank's Global Markets.
     The Bank reserves the right to require a higher margin.

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Pentalpha Hong Kong Ltd.                                                  Page 5

..    Unlimited corporate guarantee by Global-Tech Appliances Inc. for the account of the Company.

..    Letter of undertaking by Global-Tech Appliances Inc. covenanting:-

     (i) not to pledge, mortgage or charge any of its assets in Hong Kong or in China to any party, nor will it issue any guarantee/indemnity, directly or indirectly, in support of any banking facility, borrowing or financial assistance given or to be given by any bank or financial institution to any party, outside British Virgin Islands, Hong Kong or China without first obtaining the prior written consent of the Bank.

     (ii) to assure the security position of the Bank shall rank at least pari-passu with all other bankers of the Group in extending similar facilities.

..    Signed original copies of audited financial statements of the Company and
     Global-Tech Appliances Inc. within 9 months after their financial year end. A signed original copy of quarterly management accounts of Global-Tech Appliances Inc. within 75 days after the date of the financial statements. Such other information as the Bank may request from time to time.

UNDERTAKINGS

The Company undertakes to the Bank that it will:

..    Assure the security position of the Bank shall rank at least pari-passu with all other bankers of the Group in extending similar facilities.

..    Not pledge, mortgage or charge any of its assets in Hong Kong or in China to any party, nor will it issue any guarantee/indemnity, directly or indirectly, in support of any banking facility, borrowing or financial assistance given or to be given by any bank or financial institution to any party, outside British Virgin Islands, Hong Kong or China without first obtaining the prior written consent of the Bank.

..    Immediately inform the Bank of any change of their directors or beneficial shareholders or amendment of their memoranda or articles of association.

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Pentalpha Hong Kong Ltd.                                                  Page 6

By acceptance of this letter the Company gives consent to the Bank to disclose details of the Company's account relationship with the Bank (including credit balances and any security given for the facilities) to all or any of the following persons (whether in or outside Hong Kong): (i) its Head Office and any of its offices, branches, related companies or associates, (ii) any actual or proposed participant or sub-participant in, or assignee or novatee of the Bank's rights in relation to the Company's accounts, (iii) any agent, contractor or third party service provider which provides services of any kind to the Bank in connection with the operation of its business, (iv) any financial institution with which the Company has or proposes to have dealings to enable credit checks to be conducted on the Company, and (v) any person to whom the Bank is under an obligation to make disclosure under the requirements of any law binding on the Bank or any of its branches.

Please sign the enclosed copy of this letter and return it to the Bank's Credit Operations at 11th Floor, Standard Chartered Tower, 388 Kwun Tong Road, Kwun Tong, Kowloon, for the attention of Ms. Phyllis Fong, within one month after the date of this letter. This letter will supersede any previous facility letter which the Bank has issued to the Company. This letter will be governed by Hong Kong SAR law.

We enclose a set of documents which should also be completed and returned to the Bank at the above mentioned address. If you have any queries regarding the completion of the required documents, please contact Ms. Phyllis Fong, whose telephone number is 2282-6265. With regard to queries on banking arrangements, you can contact your Senior Relationship Manager Mr. Andy M. K. Ho, whose telephone number is 2821-1897.

We are pleased to be of service to you and take this opportunity to thank you for your custom.

Yours faithfully,
For and on behalf of STANDARD CHARTERED BANK

/s/ Betty Leung
-----------------------------------
Betty Leung
Senior Credit Documentation Manager

BL/CKM/bn
Encl.

Agreed.
For and on behalf of PENTALPHA HONG KONG LTD.

/s/ John C. K. Sham
-----------------------------------
    John C. K. Sham

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                            PENTALPHA HONG KONG LTD.

ATTACHMENT REGARDING TRADE FINANCE PRODUCTS

This attachment forms an integral part of our banking facility letter dated 24th May 2002.

You may use any product or aggregate of products in any one group up to the limit shown in the attached banking facility letter.

Trade Finance Group 1

..    Discrepant Credit Bills Negotiated - with recourse
..    Purchase of Documents Against Payment Bills of Exchange secured by goods
..    Purchase of Documents Against Acceptance Bills of Exchange with
     ECA/approved insurance cover
..    Back to Back Letters of Credit
..    Import Letters of Credit - sight and usance
                              - secured by goods
..    Loan Against Import

Trade Finance Group 2

..    Purchase of Documents Against Acceptance Bills of Exchange without
     ECA/approved insurance cover
..    Purchase of Documents Against Payment Bills of Exchange not secured by goods
..    Quasi Back to Back Letters of Credit - not secured by goods
..    Import Letters of Credit - sight and usance
                              - not secured by goods
..    Shipping Guarantees

Trade Finance Group 3

..    Pre-shipment Loan - i.e. Packing Credit
..    Acceptance of draft under Import Letter of Credit
..    Release of Documents Against Acceptance or Trust Receipt
..    Loans Against Trust Receipt
..    Import Loans